UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Legacy Reserves LP
(Name of Issuer)
Units representing limited partner interests
(Title of Class of Securities)
524707 20 5
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Moriah Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		4,405,164

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,405,164

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,405,164

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Moriah Properties, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		4,391,408

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,391,408

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,391,408

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Dale A. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		361,245

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,924,564

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		361,245

WITH:	8	SHARED DISPOSITIVE POWER

		4,924,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,285,809

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G

CUSIP No.	524707 20 5

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cary D. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable.

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		570,029

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,405,164

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		570,029

WITH:	8	SHARED DISPOSITIVE POWER

		4,405,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,975,193

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer:
Legacy Reserves LP
(b)	Address of Issuer’s Principal Executive Offices:
303 W. Wall, Suite 1400
Midland, Texas 79701
Item 2.
(a)	Name of Person Filing:
Moriah Resources, Inc., Moriah Properties Ltd., Dale A. Brown and Cary D. Brown are jointly filing this Schedule 13G.
(b)	Address of Principal Business Office or, if none, Residence:
Moriah Resources, Inc.
303 W. Wall Street, Suite 1500
Midland, Texas 79701
(c)	Citizenship:
Each of Moriah Resources, Inc. and Moriah Properties LP are entities formed in Texas. Each of Dale A. Brown and Cary D. Brown are citizens of the United States.
(d)	Title of Class of Securities:
Units representing limited partner interests (the “Units”)
(e)	CUSIP Number:
524707 20 5
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Item 9 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.1
(b)	Percent of class:
Item 11 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.2
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
Item 5 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.
(ii)	Shared power to vote or to direct the vote
Items 6 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.
(iii)	Sole power to dispose or to direct the disposition of
Items 7 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.
(iv)	Shared power to dispose or to direct the disposition of
Items 8 of each of the cover pages of this Schedule 13G is hereby incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

[1]	Reflects the aggregate number of Units beneficially owned by each of Moriah Resources, Inc., Moriah Properties Ltd., Dale A. Brown and Cary D. Brown, which have sole or shared voting and dispositive power over 4,405,164; 4,391,408; 5,285,809; and 4,975,193 Units, respectively. Moriah Resources, Inc., as the general partner of Moriah Properties LP, indirectly owns and may be deemed to have sole voting and dispositive power over the 4,391,408 Units directly owned by Moriah Properties Ltd. In addition, Moriah Resources, Inc. directly owns and has sole voting and dispositive power over 13,756 Units. Dale A. Brown and Cary D. Brown jointly own Moriah Resources, Inc. and may be deemed to share voting and dispositive power over all of the Units directly or indirectly owned by Moriah Resources, Inc. Dale A. Brown directly owns and has sole voting and dispositive power over 361,245 Units and Cary D. Brown directly owns and has sole voting and dispositive power over 570,029 Units. Through DAB 1999 Corporation, an entity that he jointly owns with his wife and the general partner of DAB Resources, Ltd. Dale A. Brown may be deemed to indirectly own and share voting and dispositive power over an additional 519,400 Units held by DAB Resources, Ltd.

[2]	Based on 29,716,548 Units outstanding as of January 23, 2008.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: February 14, 2008

MORIAH RESOURCES, INC.
By:	/s/ Dale A. Brown
	Name:	Dale A. Brown
	Title:	President

MORIAH PROPERTIES LTD
By:	Moriah Resources, Inc.,
its general partner

By:	/s/ Dale A. Brown
	Name:	Dale A. Brown
	Title:	President

DALE A. BROWN
/s/ Dale A. Brown

CARY D. BROWN
/s/ Cary D. Brown